SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 23, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Third Quarter 2011 Results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2011 RESULTS

• DIVIDEND DECLARED FOR Q3 2011:
NIS 0.90 PER SHARE, IN TOTAL APPROX. NIS 140 MILLION
• EBITDA1 OF NIS 529 MILLION
• FREE CASH FLOW OF NIS 376 MILLION

Q3 2011 Highlights2 (compared with Q3 2010 unless otherwise stated)

•	Total Revenues: NIS 1,751 million (US$ 472 million), an increase of 6%
•	Service Revenues3: NIS 1,366 million (US$ 368 million), a decrease of 6%
•	Equipment Revenues3: NIS 385 million (US$ 104 million), an increase of 99%
•	Operating Profit: NIS 314 million (US$ 85 million), a decrease of 34%
•	Net Profit: NIS 172 million (US$ 47 million), a decrease of 44%
•	EBITDA1: NIS 529 million (US$ 143 million), a decrease of 17%
•	EBITDA Margin: 30% of total revenues compared with 39%
•	Operating Working Capital4: Decrease of NIS 132 million compared with Q2 2011
•	Capitalized Expenditures5: NIS 132 million, an increase of 97%
•	Free Cash Flow6: NIS 376 million (US$ 101 million), a decrease of 23%
•	Net Debt7: NIS 4.7 billion
•	Cellular Subscriber Base: 26,000 net additions, subscriber base of 3.201 million
•	ARPU8: NIS 111 (US$ 30), a decrease of 11% compared with NIS 125

1	For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
2
On March 3, 2011, the Company completed the acquisition of all of the outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), an Israeli operator of international telecoms services and local fixed line services and a provider of internet services. The financial results for Q3 2011 therefore include the results of 012 Smile whereas the results for Q3 2010 do not include the results of 012 Smile. Further detail is provided below.

3
In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective as of Q4 2010. Total profit for the cellular and fixed line segments separately remains unchanged. The analysis presented assumes a retroactive application of the reallocation to Q3 2010.

4	Changes in operating assets and liabilities excluding adaptors, rights of use and income tax liabilities.
5	Investment in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net.
6	Cash flows from operating activities before interest payments, net of cash flows used for investing activities.
7	Total current and non-current borrowings less cash and cash equivalents.
8  The ARPU for Q3 2010 has been restated under the lower interconnect tariffs of Q3 2011, for the purpose of comparison.

Rosh Ha’ayin, Israel, November 23, 2011 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today its results for the third quarter of 2011. Partner reported total revenues of NIS 1.75 billion (US$ 472 million) in the third quarter of 2011, EBITDA of NIS 529 million (US$ 143 million) and net profit for the third quarter of NIS 172 million (US$ 47 million).

Mr. Haim Romano, Partner's CEO, said:

"The financial results for the third quarter of 2011 reflect both the impact of the regulatory changes as well as the increased competition in the cellular market. The challenging market conditions, the intensification in competition and our commitment to the highest level of customer service in the telecommunications market, requires Partner to prepare and act accordingly, while maintaining the Company's assets and enhancing operational processes.

Partner has always regarded its customers as one of its main assets and will continue to take all necessary steps and actions in order to safeguard this strategic asset.

As a result, the Company will continue to implement steps aimed at improving the interface with the customers, making procedures more efficient as well as simplifying the marketing offers to the customers. These steps are expected to improve the level of service and the customer experience.

The Company is preparing for the changes in the telecommunication market and will adjust the number of positions and the workforce to a level appropriate for the Company's objectives and market conditions, in addition to taking the necessary steps to improve operational efficiency.

As part of Partner's commitment to network quality and technological progress, we are in the process of accelerating investment in the fixed line transmission network and the upgrade of the network, in advance of fourth generation implementation. Regarding our business support systems, the Company is investing in enhancing the existing systems and is making preparations for their upgrade. Capitalized expenditures for the year 2012 are expected to total approximately NIS 650 million.”

Referring to 012 Smile, Mr. Romano noted that, "As a telecommunications group, we continue to work towards maximizing the synergies between the companies, while at the same time ensuring that each of the companies continues to focus on its core business, in order to offer the group's customers a wide array of services in the areas of cellular, fixed-line telephony, internet and long distance calls.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented:

“As in the first half of the year, the regulatory changes regarding the reduction in interconnect tariffs and the restrictions on exit fines continue to impair the financial results.

The improvement in free cash flow was mainly due to the reduction in operating working capital by NIS 132 million compared with the previous quarter. This was an outcome of various factors, including a reduction in inventory levels, an increase in factoring of handset revenues as a result of higher proportion of sales through credit card transactions as opposed to payments through the customer bill, and finally a reduction in sales of equipment, compared with the quarterly level in the first half of the year.

As a result of these factors, free cash flow increased by 138% in the quarter compared with previous quarter, to reach NIS 376 million.

The reduction in equipment sales in the second half of 2011 is expected to reduce profits from sales on one hand, but to reduce working capital on the other hand.

Capitalized expenditures in the third quarter were higher than the quarterly level during the first half of the year. This trend is expected to continue in the fourth quarter reflecting the impact of the upgrade of the Company’s networks.

The high level of cash on the Company’s balance sheet is due to be partially used for repayment of Series A Notes in the next two quarters.

Service Revenues for the cellular segment in the third quarter were at a level similar to that of the second quarter due to a seasonal increase, in particular from roaming revenues, which was offset mainly through the ongoing price erosion and the impact of one-time provisions for lawsuits made against the Company.

The Board of Directors has approved the distribution of a dividend for Q3 2011 in the amount of NIS 0.90 (US 24 cents) per share or ADS, a total of approximately NIS 140 million (US$ 38 million), representing approximately 80% of the net profit for Q3 2011.”

Key Financial and Operational Parameters

	Q3 2011	Q3 2010		Change
Revenues (NIS millions)	1,751	1,650		+6%
Operating Profit (NIS millions)	314	476		(34)%
Net Profit (NIS millions)	172	309		(44)%
Free Cash Flow (NIS millions)	376	487		(23)%
EBITDA (NIS millions)	529	641		(17)%
Cellular Subscribers (end of period, in thousands)	3,201	3,133		+2%
Quarterly Cellular Churn Rate (%)	7.2	5.0		+2.2
Average Monthly Usage per Cellular Subscriber (minutes)	410	361		+14%
Average Monthly Revenue per Cellular Subscriber (NIS)	111	125	9	(11)%

Partner Consolidated Results

NIS Millions	Partner and its subsidiaries excluding 012 Smile			012 Smile and its subsidiaries	Inter-Company10	Consol-idated
	Q3 2011	Q3 2010	Change	Q3 2011	Q3 2011	Q3 2011
Total Revenues	1,476	1,650	(11)%	301	(26)	1,751
Service Revenues	1,097	1,457	(25)%	295	(26)	1,366
Equipment Revenues	379	193	96%	6	-	385
Operating Profit	313	476	(34)%	(1)	2	314
EBITDA	469	641	(27)%	60	-	529

Revenues totaled NIS 1,751 million (US$ 472 million) in Q3 2011, an increase of 6% from NIS 1,650 million in Q3 2010. 012 Smile's contribution to total revenues totaled NIS 301 million (US$ 81 million), or NIS 275 million excluding inter-company revenues. Excluding 012 Smile, revenues decreased by 11% in Q3 2011 compared with Q3 2010.

9	The ARPU for Q3 2010 has been restated under the lower interconnect tariffs of Q3 2011, for the purpose of comparison.

10	Includes inter-company revenues and expenses between Partner and 012 Smile.

Service revenues for Q3 2011 were NIS 1,366 million (US$ 368 million), compared with NIS 1,457 million in Q3 2010, a decrease of 6%. Excluding 012 Smile's contribution to service revenues (excluding inter-company revenues) of NIS 269 million (US$ 72 million), service revenues decreased by 25%. This decrease mainly reflects the 71% reduction in the interconnect voice tariffs and the 94% reduction in the interconnect SMS tariff from January 1, 2011 which together reduced service revenues by approximately NIS 282 million this quarter. Excluding the impact of the reduction in interconnect tariffs and 012 Smile's contribution, service revenues would have decreased by approximately 5%, which mainly reflects an increase in airtime rebates related to sales campaigns under which the subscribers are eligible to obtain rebates dependent upon the level of their monthly usage. In addition, the decrease reflects the impact on revenues in the total amount of approximately NIS 26 million (US$ 7 million) of the one-time provisions made in the quarter with respect to various lawsuits filed against the Company.
The decreases were partially offset by the positive impact on revenues from the continued growth in the cellular subscriber base and increased revenues from data and content services.

Equipment revenues totaled NIS 385 million (US$ 104 million) in Q3 2011, increasing by 99% compared with Q3 2010. The increase largely reflects an increase in the average revenue per handset, largely due to the proportion of smartphones sold.

Gross Profit totaled NIS 541 million (US$ 146 million) in Q3 2011, a decrease of 17% from NIS 655 million in Q3 2010. Excluding 012 Smile's contribution to gross profit of NIS 50 million, the decrease in gross profit was 25%. This decrease mainly reflects the direct negative impact of the reduction of interconnect tariffs on gross profit in the amount of approximately NIS 113 million, partially offset by an increase in gross profit from cellular equipment sales.

Other income, net, totaled NIS 30 million (US$ 8 million) in Q3 2011 from NIS 10 million in Q3 2010, reflecting an increase in recognized deferred revenue from handset payment installment plans related to the increase in equipment sales, as well as the impact of a one-time provision in Q3 2010 in the amount of approximately NIS 6 million made with respect to a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against the Company.

Operating profit for Q3 2011 totaled NIS 314 million (US$ 85 million), a decrease of 34% from NIS 476 million in Q3 2010. Excluding 012 Smile's contribution of an operating loss of NIS1 million, the decrease in operating profit remains 34%.

EBITDA in Q3 2011 totaled NIS 529 million (US$ 143 million), of which NIS 60 million was contributed by 012 Smile. Excluding 012 Smile's contribution to EBITDA, EBITDA decreased by 27% compared with NIS 641 million in Q3 2010.

Financial expenses, net in Q3 2011 were NIS 81 million (US$ 22 million), an increase of 31% from NIS 62 million in Q3 2010. This largely reflected an increase in interest expenses resulting from the higher debt level which was partially offset by the lower linkage expenses due to the increase in CPI by only 0.6% in Q3 2011 compared with 1.2% in Q3 2010.

Net profit for Q3 2011 was NIS 172 million (US$ 47 million), a decrease of 44% from NIS 309 million in Q3 2010.

Based on the weighted average number of shares outstanding during Q3 2011, basic earnings per share or ADS, was NIS 1.11 (US 30 cents) in Q3 2011, a decrease of 44% from NIS 1.99 in Q3 2010.

Funding and Investing Review

Cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow"), totaled NIS 376 million (US$ 101 million) in Q3 2011, a decrease of 23% from NIS 487 million in Q3 2010.

Cash generated from operations decreased by 10% from NIS 571 million in Q3 2010 to NIS 513 million in Q3 2011.  This is mainly explained by the decrease in net profit as described above. Cash generated from operations for Q3 2011 was positively affected by arrangements made by 012 Smile with credit card companies to advance the billing cycle payments by a number of days. These arrangements improved operating cash flow by approximately NIS 37 million in Q3 2011.

Investment in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, increased by 97% from NIS 67 million in Q3 2010 to NIS 132 million (US$ 36 million) in Q3 2011. The increase primarily reflects the unusually low level of investment in fixed assets in Q3 2010.

Capitalized subscriber acquisition and retention costs, net, decreased from NIS 17 million in Q3 2010 to NIS 3 million in Q3 2011, reflecting the significant decrease in the capitalized costs, following the amendment to the Communications Law which restricts subscriber exit fines, introduced in February 2011.

The level of net debt at the end of Q3 2011 stood at NIS 4.72 billion, compared with NIS 4.86 billion at the end of Q2 2011.

Dividend

The Board of Directors has approved the distribution of a cash dividend (paid in NIS) for Q3 2011 in the amount of NIS 0.90 (US 24 cents) per share or ADS (a total of approximately NIS 140 million or US$ 38 million) to shareholders and ADS holders of record on December 7, 2011. The dividend is expected to be paid on December 20, 2011.

Regulatory Developments

Recommendations of the Public Committee for the Determination of the Wholesale Service Tariffs in the Fixed-Line Market and the Examination and Revision of Bezeq’s Tariff Structure ("Hayek Committee")

In October 2011, the Hayek Committee published its recommendations to the Minister of Communications. The recommendations are substantially similar to the interim recommendations, previously reported by the Company and further include, inter alia, the following recommendations:

1.           Determination of the Tariffs for the Wholesale Market

a.           Wholesale service tariffs shall be set by the regulator. Until such time, each wholesale service tariff shall be fixed, regardless of consumer's characteristics and shall not exceed 75% of the average retail price offered by the fixed-line general licensee with the largest market share in the private internet infrastructure sector during July to September 2011. This arrangement shall apply for six months from its approval by the Minister of Communications. The Minister of Communications may extend the period only by six months.

b.           The wholesale service tariffs that will be determined by the regulator shall be maximum tariffs, based on the cost principal while taking into account the granting of incentives to make investments. The tariffs shall be reviewed every three years.

2.           Structural Separation

a.           The structural separation requirement imposed on the fixed-line general licensees shall be cancelled and replaced by accounting separation between the services that these licensees provide and the infrastructures. This change will became effective upon the earlier of either the passage of a period of six months from the signing of wholesale agreements or from the beginning of provision of wholesale services as set in the said agreements. If agreements are not reached regarding the said wholesale services, the structural separation shall be cancelled when wholesale tariffs will be set by the regulator. In addition, the transfer of information between the retail and wholesale divisions of each of the companies will be prohibited.

b.           If no wholesale market is established within 24 months from the publish date of the Hayek Committee recommendations, the regulator shall resume structural separation between the infrastructure of fixed-line general licensees and services provided to end users.

3.           Supervision over Retail Tariffs

a.           The supervision over Bezeq's retail tariffs will be based on the maximum tariff determination method, and not the constant tariff determination method. The maximum tariff shall be revised from time to time by the regulator and shall be calculated in accordance with the cost principle.

b.           Removal of the supervision on the maximum tariff by setting tariffs in the regulations, and transition to tariff supervision based on the provisions of the Communications Law, shall be executed once the regulator is convinced that the level of competition in the field allows it. After removal of the supervision and after cancellation of the structural separation, the regulator shall consider the cancellation of the fixed usage fees that are charged by Bezeq, while setting a timetable for this cancellation.

4.           The Telecommunications Initiative on the Electricity Company's Infrastructure
The Hayek Committee recommended applying to the entity that will be established as part of the initiative, regulatory rules similar to the rules set for the provision of wholesale services, as they will be applied to other fixed-line general licensees, with the necessary technological adjustments.

The implementation of the recommendations, either in whole or in part, is subject to its approval by the Minister of Communications and other additional legislative processes.

Limitation of Exit Fines for Existing Customers in the Telecommunications Market

Following the Company's previous report regarding the limitation of exit fines, on November 8, 2011 the amendment to the Communications Law regarding the limitation of exit fines for existing customers of various telecommunications operators: cable and satellite, internet, fixed-line telephony and international telephony, became effective. In accordance with the amendment, the exit fines shall be limited and will be based on the calculation of 8% of the customer's average monthly bill for the company's services multiplied by the balance of the remaining number of months in the commitment period.

The companies may continue to collect from the customer the balance payments for equipment, which was purchased as well as debts incurred by the customer. However, as of the said date, the companies may not charge the outstanding equipment payments in one payment.

Change in Corporate Tax Rate

On October 30, 2011 the Government of Israel adopted the main part of the recommendations included in the tax chapter of the report issued by a committee for socio-economic change. The Government resolved, inter alia, to fix the corporate tax rate at 25% commencing 2012 rather than continuing the gradual reduction of corporate tax to 18% by 2016 in accordance with the current enacted tax laws; under these laws the corporate tax rate applicable for 2012 is 23%. The gradual reduction of corporate tax rate will be reconsidered no later than 2014, taking into account the economic and fiscal conditions of the Israeli economy and the conditions in the global market at that time. The law memorandum, which was published further to adoption of the main part of the committee's recommendations as above, has not been enacted in law.

The above changes in tax rates do not have any effect on the measurement of deferred tax assets and liabilities presented in the consolidated financial results as of September 30, 2011, since the relating amendment to the law has not been substantially enacted as of that date.

Had the legislation procedures relating to the new tax rates been substantially completed by September 30, 2011, and the laws been amended to include the above mentioned changes in tax rates as per the Government resolution, the effect of these changes on the consolidated financial results as of September 30, 2011 would have been an increase of NIS 11 million in net deferred tax liabilities; which would have been carried as an expense to the statement of income.

Cellular Segment Financial Review11

NIS Millions	Q3 2011	Q3 2010	Change
Total Revenues	1,449	1,623	(11)%
Service Revenues	1,070	1,435	(25)%
Equipment Revenues	379	188	102%
Operating Profit	300	479	(37)%
EBITDA	447	636	(30)%

Revenues for the cellular segment totaled NIS 1,449 million (US$ 390 million) in Q3 2011, a decrease of 11% from Q3 2010.

Cellular service revenues for Q3 2011 totaled NIS 1,070 million (US$ 288 million), compared with NIS 1,435 million in Q3 2010, a decrease of 25%. This decrease mainly reflects the reduction in the interconnect tariffs from January 1, 2011 which reduced cellular service revenues by approximately NIS 282 million in the quarter.  Excluding the impact of the reduction in interconnect tariffs, service revenues would have decreased by approximately 5%. Within the total, service revenues were positively affected by the approximate 2% growth in the cellular subscriber base and the continued growth in the use of data and content services. However, these factors were more than offset by the impact of the ongoing airtime price erosion reflecting ongoing competitive pressures in the market, an increase in airtime rebates related to sales campaigns under which the subscribers are eligible to obtain rebates dependent upon the level of their monthly usage, and a fall in the profitability of roaming services. In addition, the decrease in revenues reflects the impact of one-time provisions made in the quarter with respect to various lawsuits filed against the Company, in the total amount of approximately NIS 26 million (US$ 7 million).

Revenues from data and content services excluding SMS in Q3 2011 totaled NIS 184 million (US$ 50 million) or 17% of cellular service revenues, increasing by 15% compared with NIS 160 million or 11% of cellular service revenues in Q3 2010. SMS service revenues totaled NIS 122 million (US$ 33 million) in Q3 2011, an increase of 13% compared with NIS 108 million in Q3 2010, and the equivalent of 11% of service revenues, compared with 8% in Q3 201012.

11  Includes intersegment revenues and costs of revenues

12
As explained in the press release dated February 23, 2011 regarding the Q4 2010 results, starting from Q1 2011 the Company has changed the methodology for allocating revenues from bundled packages between airtime revenues and content revenues. The results for Q3 2010 have been restated under the new methodology for the purposes of comparison.

Gross profit from cellular services in Q3 2011 totaled NIS 384 million (US$ 103 million), a decrease of 37% from NIS 605 million in Q3 2010. This decrease mainly reflects the direct negative impact of the interconnect tariff reduction on profit in the amount of approximately NIS 117 million, as well as the reduction in service revenues as described above.

Cellular equipment revenues totaled NIS 379 million (US$ 102 million) in Q3 2011, compared with NIS 188 million in Q3 2010, an increase of 102%. The increase largely reflects an increase in the average revenue per handset, mainly due to the proportion of smartphones sold.

The gross profit from cellular equipment sales totaled NIS 87 million (US$ 23 million) in Q3 2011, an increase of 81% from NIS 48 million in Q3 2010. The increase was attributable to a reduction in average equipment subsidies.  In addition, only NIS 2 million of cellular equipment subsidies, net, were capitalized in Q3 2011, compared with NIS 11 million in Q3 2010, reflecting the impact of the restrictions on subscriber exit fines introduced in February 2011 on handset subsidies.

Gross Profit for the cellular segment totaled NIS 471 million (US$ 127 million) in Q3 2011, a decrease of 28% from NIS 653 million in Q3 2010.

Selling, marketing, general and administration expenses for the cellular segment in Q3 2011 increased by 9% to NIS 201 million (US$ 54 million), from NIS 184 million in Q3 2010. The increase mainly reflected higher selling commissions and salary expenses.

Operating profit for the cellular segment in Q3 2011 was NIS 300 million (US$ 81 million), a decrease of 37% from NIS 479 million in Q3 2010. The one-time provisions made in the quarter with respect to various lawsuits filed against the Company decreased the operating profit for the cellular segment by approximately NIS 16 million (US$ 4 million).

EBITDA for Q3 2011 for the cellular segment totaled NIS 447 million (US$ 120 million), a decrease of 30% from NIS 636 million in Q3 2010. As a percentage of total revenues, EBITDA in Q3 2011 was 31%, compared with 39% in Q3 2010.

Cellular Segment Operational Review

During the third quarter of 2011, the cellular subscriber base increased by approximately 26,000 to reach approximately 3.201 million subscribers compared with approximately 3.175 million at the end of the previous quarter. The post-paid subscriber base, including mobile broadband subscribers, decreased by approximately 7,000 and totaled approximately 2.309 million (72.1% of the base) by quarter end. The pre-paid subscriber base increased by approximately 33,000 and totaled approximately 892,000 (27.9% of the base) by quarter end.

The quarterly churn rate for Q3 2011 was 7.2% compared with 5.0% in Q3 2010 and 6.5% in Q2 2011. The increase in churn largely reflects the intensification of competition in the market following the imposition of restrictions on subscriber exit fines from February 2011, which led to a significant increase in the voluntary churn of post-paid subscribers.  The churn rate also continues to reflect the high churn rate of pre-paid subscribers and subscribers with collection problems.

Total cellular market share at the end of the quarter is estimated to be unchanged from the previous quarter at approximately 32%.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for Q3 2011 was NIS 111 (US$ 30), a decrease of 11% from NIS 12513 in Q3 2010. The decrease mainly reflects the ongoing price erosion as described above, as well as the other factors that led to a reduction in cellular service revenues including the reduction in the profitability of roaming services and the impact on revenues in the total amount of approximately NIS 26 million (US$ 7 million) of the one-time provisions made in the quarter with respect to various lawsuits filed against the Company.

The monthly average Minutes of Use per subscriber (MOU) for cellular subscribers in Q3 2011 was 410 minutes, an increase of 14% from 361 minutes in Q3 2010. This increase largely reflects the continued increase in the proportion of cellular subscribers with tariff packages that include large quantities of minutes, and occurred despite the continued increase in the proportion of mobile broadband subscribers in the subscriber base which puts downward pressure on the MOU since such subscribers do not generate significant airtime use.

13	The ARPU for Q3 2010 has been restated under the lower interconnect tariffs of Q3 2011, for the purpose of comparison.

Fixed Line Segment Financial Review

NIS Millions	Fixed Line Segment excluding 012 Smile and its subsidiaries14			012 Smile and its subsidiaries	Total Fixed Line
	Q3 2011	Q3 2010	Change	Q3 2011	Q3 2011
Total Revenues	46	48	(4)%	301	347
Service Revenues	46	43	+7%	295	341
Equipment Revenues	*	5	(5)	6	6
Operating Profit (Loss)	15	(3)	+18	(1)	14
EBITDA	22	5	340%	60	82

* Representing an amount less than 1 million

Revenues for the fixed line segment totaled NIS 347 million (US$ 93 million) in Q3 2011. Excluding 012 Smile's contribution of NIS 301 million (US$ 81 million), fixed line segment revenues decreased by 4% in Q3 2011 compared with Q3 2010.

Fixed line service revenues for Q3 2011, excluding 012 Smile, totaled NIS 46 million (US$ 12 million), compared with NIS 43 million in Q3 2010, an increase of 7%.  The increase reflects revenue growth from residential services including fixed line telephony and ISP services, as well as business services.

Partner’s local fixed line telephony subscriber base including 012 Smile (residential and business subscribers) reached approximately 295,000 at the end of Q3 2011.

Equipment revenues for the fixed line segment excluding 012 Smile decreased from NIS 5 million in Q3 2010 to less than NIS 1 million in Q3 2011.

Gross Profit for the fixed line segment was NIS 19 million (US$ 5 million) in Q3 2011 excluding 012 Smile and NIS 70 million (US$ 19 million) including 012 Smile. Excluding 012 Smile, this represents an increase in gross profit of NIS 17 million from a gross profit of NIS 2 million in Q3 2010, mainly reflecting a reduction in interconnect expenses following the reduction in cellular interconnect tariffs from January 2011.  Gross profit for 012 Smile was adversely affected by a one-off impairment recorded in Q3 2011 in the amount of NIS 17 million (US$ 5 million) of subscriber acquisition costs capitalized in prior periods. The impairment was recorded following an amendment to the Telecommunications Law which imposes restrictions on subscriber exit fines in the fixed line market.

14  Includes inter-segment revenues between the Cellular and Fixed Line Segments excluding 012 Smile.

Selling, marketing, general and administration expenses for the fixed line segment in Q3 2011 excluding 012 Smile was NIS 4 million in Q3 2011 compared to NIS 5 million in Q3 2010.

Operating profit for the fixed line segment was NIS 14 million (US$ 4 million) of which 012 Smile contributed an operating loss of NIS 1 million. Excluding 012 Smile's contribution, operating profit increased by NIS 18 million from an operating loss of NIS 3 million in Q3 2010 to a profit of NIS 15 million (US$ 4 million) in Q3 2011.

EBITDA for Q3 2011 for the fixed line segment totaled NIS 82 million (US$ 22 million). 012 Smile contributed EBITDA of NIS 60 million, compared with NIS 65 million in Q2 2011, reflecting the negative impact of the termination of capitalization of subscriber acquisition costs, following the amendment to the Telecommunications Law in August 2011 which imposes restrictions on subscriber exit fines in the fixed line market.

Excluding 012 Smile, EBITDA for the fixed segment totaled NIS 22 million (US$ 6 million), compared with a NIS 5 million in Q3 2010. The EBITDA margin for the fixed line segment in Q3 2011 was 24% of total fixed line segment revenues.

Conference Call Details

Partner will hold a conference call to discuss the Company’s 2011 third quarter results on Wednesday, November 23, 2011, at 17:00 Israel time (10:00 EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:

North America toll-free: +1.888.668.9141, International: +972.3.918.0609

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at:

http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the scheduled time to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:

International: +972.3.925.5901
North America: +1.888.326.9310

Both the replay of the call and the webcast will be available from November 23, 2011 until November 30, 2011.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2011: US $1.00 equals NIS 3.712. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.

012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	655	321	176
Trade receivables	1,533	1,331	413
Other receivables and prepaid expenses	55	71	15
Deferred expenses	33		9
Inventories	149	101	40
Income tax receivable	23		6
Derivative financial instruments	17	6	5
	2,465	1,830	664

NON CURRENT ASSETS
Trade Receivables	894	632	241
Advance payment in respect of the acquisition of 012 smile		30
Deferred expenses	273		73
Assets held for employee severance benefits	5		1
Property and equipment	1,998	2,058	538
Licenses and other intangible assets	1,406	1,077	379
Goodwill	494		133
Deferred income tax asset	18		5
	5,088	3,797	1,370

TOTAL ASSETS	7,553	5,627	2,034

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Bank borrowings and current maturities of notes payable, other liabilities and non current bank borrowings	666	628	179
Trade payables	817	771	220
Parent group - trade	154	72	41
Other payables	247	264	67
Deferred revenue	50	51	13
Provisions	71	26	19
Derivative financial instruments	2	3	1
Income tax payable		11
	2,007	1,826	540

NON CURRENT LIABILITIES
Notes payable	2,606	1,836	702
Bank borrowings	2,101	1,252	566
Liability for employee rights upon retirement, net	41	54	11
Dismantling and restoring sites obligation	21	23	6
Other non current liabilities	12	8	3
Deferred tax liability	1	2	*
	4,782	3,175	1,288

TOTAL LIABILITIES	6,789	5,001	1,828

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2010, and September 30, 2011 - 235,000,000 shares; issued and outstanding -
December 31, 2010 – **155,249,176 shares
September 30, 2011 – **155,644,708 shares	2	2	1
Capital surplus	1,100	1,099	296
Retained earnings (accumulated deficit)	13	(124)	4
Treasury shares, at cost - December 31, 2010 and September 30, 2011 - 4,467,990 shares	(351)	(351)	(95)
TOTAL EQUITY	764	626	206
TOTAL LIABILITIES AND EQUITY	7,553	5,627	2,034

      *   Representing an amount less than 1 million

      ** Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues	5,409	4,913	1,751	1,650	1,457	472
Cost of revenues	3,699	2,973	1,210	995	997	326
Gross profit	1,710	1,940	541	655	460	146

Selling and marketing expenses	468	347	172	112	126	46
General and administrative expenses	225	232	85	77	61	23
Other income - net	74	40	30	10	20	8
Operating profit	1,091	1,401	314	476	293	85
Finance income	38	11	22	11	11	6
Finance expenses	277	147	103	73	75	28
Finance costs, net	239	136	81	62	64	22
Profit before income tax	852	1,265	233	414	229	63
Income tax expenses	221	326	61	105	59	16
Profit for the period	631	939	172	309	170	47

Earnings per share
Basic	4.06	6.07	1.11	1.99	1.09	0.30
Diluted	4.05	6.01	1.10	1.98	1.09	0.30
Weighted average number of shares outstanding (in thousands)
Basic	155,507	154,802	155,645	154,902	155,507	155,645
Diluted	155,922	156,170	155,726	155,738	155,922	155,726

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	631	939	172	309	170	47
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	631	939	172	309	170	47

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2011				Three months ended September 30, 2010
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	3,222	716		3,938	4,153	76		4,229
Inter-segment revenue - Services	21	87	(108)		14	41	(55)
Segment revenue - Equipment	1,454	17		1,471	665	19		684
Total revenues	4,697	820	(108)	5,409	4,832	136	(55)	4,913
Segment cost of revenues - Services	1,962	582		2,544	2,345	98		2,443
Inter-segment cost of revenues- Services	87	21	(108)		41	14	(55)
Segment cost of revenues - Equipment	1,134	21		1,155	502	28		530
Cost of revenues	3,183	624	(108)	3,699	2,888	140	(55)	2,973
Gross profit (loss)	1,514	196		1,710	1,944	(4)		1,940
Operating expenses	561	132		693	557	22		579
Other income	74			74	40			40
Operating profit (loss)	1,027	64		1,091	1,427	(26)		1,401
Adjustments to presentation of EBITDA
–depreciation and amortization	448	146		594	464	25		489
–other (1)	14	1		15	16			16
EBITDA	1,489	211		1,700	1,907	(1)		1,906
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				594				489
- Finance costs, net				239				136
- Other (1)				15				16
Profit before income tax				852				1,265

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2011				Three months ended September 30, 2010
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,060	306		1,366	1,430	27		1,457
Inter-segment revenue - Services	10	35	(45)		5	16	(21)
Segment revenue - Equipment	379	6		385	188	5		193
Total revenues	1,449	347	(45)	1,751	1,623	48	(21)	1,650
Segment cost of revenues – Services	651	259		910	814	33		847
Inter-segment cost of revenues- Services	35	10	(45)		16	5	(21)
Segment cost of revenues - Equipment	292	8		300	140	8		148
Cost of revenues	978	277	(45)	1,210	970	46	(21)	995
Gross profit (loss)	471	70		541	653	2		655
Operating expenses	201	56		257	184	5		189
Other income	30			30	10			10
Operating profit (loss)	300	14		314	479	(3)		476
Adjustments to presentation of EBITDA
–depreciation and amortization	146	67		213	153	8		161
–other (1)	1	1		2	4			4
EBITDA	447	82		529	636	5		641
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				213				161
- Finance costs, net				81				62
- Other (1)				2				4
Profit before income tax				233				414

(1)	Mainly employee share based compensation expenses

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	1,403	1,715	581	682	378	157
Income tax paid	(253)	(308)	(68)	(111)	(68)	(18)
Net cash provided by operating activities	1,150	1,407	513	571	310	139

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(247)	(209)	(104)	(61)	(67)	(28)
Acquisition of intangible assets	(121)	(78)	(36)	(23)	(32)	(9)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)	(597)				(161)
Interest received	10	3	5	1	3	1
Proceeds from derivative financial instruments, net	(2)	6	(2)	(1)	(1)	(1)
Net cash used in investing activities	(957)	(278)	(137)	(84)	(258)	(37)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	1	8		1	*
Dividend paid	(525)	(637)	(210)	(19)	(141)	(56)
Capital reduction		(1,400)
Proceeds from non-current bank borrowing	900	500			242
Proceeds from issuance of notes payable, net of issuance costs	1,136	990			306
Repayment of finance lease	(3)	(2)	(2)	(1)	(1)	(1)
Interest paid	(152)	(60)	(13)	(3)	(41)	(4)
Repayment of non-current bank borrowings	(699)		1		(188)	*
Repayment of current borrowings	(128)				(34)
Repayment of notes payables	(389)	(374)			(105)
Net cash used in financing activities	141	(975)	(224)	(22)	38	(61)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	334	154	152	465	90	41

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	321	329	503	18	86	135

CASH AND CASH EQUIVALENTS AT END OF PERIOD	655	483	655	483	176	176

*	Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:

Profit for the period	631	939	172	309	170	47
Adjustments for:
Depreciation and amortization	557	489	189	161	150	51
Impairment of intangible assets	17		17		5	5
Employee share based compensation expenses	14	17	1	5	4	*
Liability for employee rights upon retirement, net	(14)	9	(4)	6	(4)	(1)
Finance costs, net	73	39	17	27	20	4
Gain from change in fair value of derivative financial instruments	(10)	(2)	(19)	(9)	(3)	(5)
Interest paid	152	60	13	3	41	4
Interest received	(10)	(3)	(5)	(1)	(3)	(1)
Deferred income taxes	(7)	14	(10)	6	(2)	(3)
Income tax paid	253	308	68	111	68	18
Capital loss on sale of property and equipment	1		1		1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(243)	(122)	(4)	29	(65)	(1)
Other	30	(3)	(2)	(2)	8	(1)
Increase (decrease) in accounts payable and accruals:
Parent group - trade	82	1	(26)	13	22	(7)
Trade	(47)	(77)	17	(40)	(13)	5
Other payables	(52)	27	53	56	(14)	14
Provisions	42	(21)	12	7	11	3
Deferred revenue	(2)	(6)		1	(1)
Increase in deferred expenses- Adaptors, net			1			*
Increase in deferred expenses- Right of use, net	(15)		(4)		(4)	(1)
Amortization of deferred expenses- Right of use, net	20		9		5	2
Current income tax liability	(24)	3	3	(12)	(6)	1
Decrease (increase) in inventories	(45)	43	82	12	(12)	22
Cash generated from operations:	1,403	1,715	581	682	378	156

At September 30, 2011 and 2010, trade payables include NIS 123 million ($33 million) (unaudited) and NIS 144 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment.

Appendix B – Acquisition of 012 Smile

    On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
(Unaudited)
Current assets	302
Deferred expenses	289
Property and equipment	145
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term loans	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

The acquisition is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill. Due to the following limitations, the initial accounting for the business combination is incomplete at the time of this press release:

As described above, the acquisition was completed as of March 3, 2011 (closing date). Until the closing date there were regulatory restrictions which prohibited both the Company and 012 Smile to co-operate and provide business information to the Company to start preparing IFRS financial information. 012 Smile being a newly incorporated company, has initially issued a full set of financial statements only on April 14, 2011. Until the date of this press release, the Company hasn’t yet completed the work of the purchase price allocation required according IFRS 3R.

Accordingly, the Company allocated the total purchase price to assets acquired and liabilities and contingent liabilities assumed based on preliminary purchase price allocation which uses estimates of their fair values and amortization periods. The final determination of the fair values of the assets acquired, liabilities and contingent liabilities assumed and amortization periods may differ from the estimates.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	1,150	1,407	513	571	310	138

Liability for employee rights upon retirement	14	(9)	4	(6)	4	1
Accrued interest and exchange and linkage differences on long-term liabilities	(212)	(92)	(24)	(28)	(57)	(6)
Increase (decrease) in accounts receivable:
Trade	243	122	4	(29)	65	1
Other, including derivative financial instruments	(5)	5	22	11	(1)	6
Decrease (increase) in accounts payable and accruals:
Trade	47	77	(17)	40	13	(5)
Shareholder – current account	(82)	(1)	26	(13)	(22)	7
Other	11		(65)	(65)	3	(17)
Income tax paid	253	308	68	111	68	18
Increase (decrease) in inventories	45	(43)	(82)	(12)	12	(22)
Increase in Assets Retirement Obligation	1	(1)	1
Financial Expenses	235	133	79	61	63	21
EBITDA	1,700	1,906	529	641	458	142

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2011 : US $1.00 equals 3.712 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

Key Financial and Operational Parameters15

NIS M unless otherwise stated	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	2010	Q3'11 YTD
									3,243
									1,454
									820
	-16	*-18*	*-21*	*-22*	*-24*	*-39*	*-45*	*-77*	*-108*
									5,409
									1,091
									1,489
	-3	-3	5	13	45	84	82	12	211
									1,700
									31%
									239
									631
									-235
									340
									790
									638
									4,718
									3,201
ARPU (NIS)	121	123	125	120	115	112	111	122	113

Cellular Segment Service Revenues
1,340
1,392
1,435
1,408
1,099
1,074
1,070
5,575
Cellular Segment Equipment Revenues
220
257
188
322
555
520
379
987
Fixed Line Segment Total Revenues
43
45
48
53
141
332
347
189
Reconciliation for consolidation
Total Revenues
1,587
1,676
1,650
1,761
1,771
1,887
1,751
6,674
Operating Profit
451
474
476
459
400
377
314
1,860
Cellular Segment EBITDA
622
649
636
651
540
502
447
2,558
Fixed Line Segment EBITDA
Total EBITDA
619
646
641
664
585
586
529
2,570
EBITDA Margin (%)
39%
39%
39%
38%
33%
31%
30%
39%
Financial Expenses, net
1
73
62
45
59
99
81
181
Net Income
337
293
309
304
254
205
172
1,243
Change in Operating Working Capital
-144
-90
76
-27
-63
-304
132
-185
Capitalized Expenditures
87
73
67
168
133
75
132
395
Free Cash Flow
292
350
487
373
256
158
376
1,502
Free Cash Flow After Interest
271
314
484
315
238
37
363
1,384
Net Debt
3,213
3,540
3,101
3,395
4,856
4,856
4,718
3,395
Cellular Subscriber Base (Thousands)
3,068
3,096
3,133
3,160
3,149
3,175
3,201
3,160
15	See Page 1 for definitions.

16	Including inter-segment revenues.

17	Changes in operating assets and liabilities excluding adaptors, rights of use and income tax liabilities..

18	After elimination of cash flows used for the acquisition of 012 Smile in Q4 2010 and Q1 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

    Dated: November 23, 2011